UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								April 6, 2006

Via Facsimile (39 02 801308) and US Mail

Carlo Orazio Buora
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123
Milan, Italy

	Re:	Telecom Italia S.p.A.
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed May 27, 2005
 		File No. 1-13882

Dear Mr. Buora:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from page 31 of your 20-F that you made investments in Etec S.A. totaling $31.5 million in 2004 and that, based on public media reports, Etec S.A. is a state-owned telecommunications company located in Cuba. We also note public media reports that you may have existing or anticipated operations associated with Iran. Cuba and Iran are identified as state sponsors of terrorism by the U.S. State
Department and subject to U.S. economic sanctions. Please address the materiality of your contacts with Cuba and Iran in light of their status as state sponsors of terrorism. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Cuba, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Also, please discuss as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

2. In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba and Iran. Please include in your discussion of quantitative materiality the significance of your investment in Etec in light of the potentially material adverse effect on your consolidated financial position or results of operations that the litigation described on page 241 of your Form 20-
F would have if decided adversely to you. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Among any other underlying factors that you deem relevant to your qualitative materiality analysis, please address the March 2004 request by Reporters Without Borders to meet with your management concerning "the problems arising from [Telecom Italia`s] investment in Cuban telecommunications."



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance
Carlo Orazio Buora
Telecom Italia
April 6, 2006
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